

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-Mail
James D. Beatty
Chief Executive Officer
Mount Knowledge Holdings, Inc.
10333 E. Dry Creek Rd, Suite 200
Englewood, CO 80112

> **Re:** **Mount Knowledge Holdings, Inc.**
> **Form 8-K**
> **Filed October 9, 2014**
> **File No. 000-52664**

Dear Mr. Beatty:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form. In this regard, it appears that immediately before the acquisition of Civergy, Inc. you were a shell company, as defined in Rule 12b-2 under the Exchange Act. If so, you were required by Item 2.01(f) of Form 8-K to provide in the current report filed within four business days after completion of the acquisition Form 10-level information, including historical financial statements for Civergy and pro forma financial information giving effect to the acquisition. Please refer to Section II.D.3 of SEC Release No. 33-8587 and Section 2.01(f) of Form 8-K. Please promptly amend your Form 8-K to provide the required disclosure.

Alternatively, if you believe you were not a shell company before the reported transaction, please provide us in your response letter with analysis in support of your belief that you had more than "nominal operations" within the meaning of the first prong of the Rule 12b-2 definition, and explain in reasonable detail the nature of your operations and any related operating expenses. We note in this regard disclosure in your Form 10-K for the fiscal year ended December 31, 2013, as well as in your subsequent Forms 10-Q for the quarterly periods ended March 31, 2014, and June 30, 2014, that you had "limited operations" during the periods covered by these reports.

If you have any questions regarding these comments, please direct them to Katherine Wray, Attorney-Advisor, at (202) 551-3483, or me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Peter DiChiara
        Sichenzia Ross Friedman Ference LLP